UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Final Amendment)

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Blackstone Alternative Alpha Fund

(Name of Issuer)

Blackstone Alternative Alpha Fund

(Name of Person(s) Filing Statement)

Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Arthur Liao

c/o Blackstone Alternative Asset Management L.P.

345 Park Avenue, 29th Floor

New York, New York 10154

(212) 583-5013

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

James E. Thomas, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199-3600

(617) 951-7367

December 29, 2014

(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$107,689,546 (a)	$12,514 (b)

(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest, based upon the estimated net asset value per share as of November 30, 2014.
(b)	Calculated at $116.20 per $1,000,000.00 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: $12,514	Filing Parties: Blackstone Alternative Alpha Fund
Form or Registration No.: Schedule TO	Date Filed: December 29, 2014

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE TO

This Final Amendment relates to the Tender Offer Statement on Schedule TO (the “Statement”) originally filed by Blackstone Alternative Alpha Fund (the “Fund”) on December 29, 2014 relating to the tender offer (the “Offer”) by the Fund to purchase up to 87,921 of its outstanding shares of beneficial interest (the “Shares”) at a price equal to the net asset value per Share as of March 31, 2015 on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on January 28, 2015.

2.	5,952 Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

3.	The net asset value of Shares tendered pursuant to the Offer was calculated as of March 31, 2015 in the amount of $7,504,322. The payment of the purchase price of the Shares tendered was made in the form of promissory notes respectively issued to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Pursuant to the promissory notes, the Fund paid on or about April 30, 2015 to the tendering Shareholders a total of $6,909,225, representing approximately 90% of the unaudited net asset value of the total amount of the Shares tendered by Shareholders. The promissory note issued to a Shareholder also entitles such Shareholder to receive a contingent post-audit payment equal to the amount (if any) by which the net asset value of the Shares tendered by such Shareholder and purchased by the Fund as of the Valuation Date (as such net asset value may be adjusted based on the next annual audit of the Fund’s financial statements) exceeds the initial payment to such Shareholder. The post-audit payment will be paid promptly after the completion of the Fund’s annual audit. Proceeds of the initial payment and post-audit payment will be wire-transferred.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKSTONE ALTERNATIVE ALPHA FUND

By:	/s/ Arthur Liao
Name:	Arthur Liao
Title:	Principal Financial and Accounting Officer

Dated: May 13, 2015